# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: 26North BDC, Inc., CIK 0001950976
CUSIP: 000000000
Title of class of securities: Shares of Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 600 Madison Avenue, 26th Floor, New York, New York (NY), 10022
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001493152-24-005912
Filed by CIK 0001999728

## Reporting persons
- Nord Mentality Limited, f/k/a North Mentality Limited: type of reporting person: corporation (CO); citizenship or place of organization: Guernsey (Y7); sole voting power 0; shared voting power 1,653,970.91; sole dispositive power 0; shared dispositive power 1,653,970.91; aggregate amount beneficially owned 1,653,970.91 (11.9% of the class)
- Marco Dunand: type of reporting person: individual (IN); citizenship or place of organization: Switzerland (V8); sole voting power 0; shared voting power 1,653,970.91; sole dispositive power 0; shared dispositive power 1,653,970.91; aggregate amount beneficially owned 1,653,970.91 (11.9% of the class)

## Item 1. Issuer
Name of issuer: 26North BDC, Inc.
Address of issuer's principal executive offices: 600 Madison Avenue, 26th Floor, New York, NY, 10022

## Item 2. Person Filing
Name of person filing:
Each of the following is hereinafter individually referred to as a "Reporting Person" and collectively as the "Reporting Persons." This statement is filed on behalf of:

Nord Mentality Limited, formerly known as North Mentality Limited
Marco Dunand
Address of principal business office or, if none, residence: The principal business address for Nord Mentality Limited is PO Box 186, Royal Chambers, St Julian's Avenue, St Peter Port, Guernsey GY1 4HP, and the principal business address for Marco Dunand is c/o Nord Mentality Limited, PO Box 186, Royal Chambers, St Julian's Avenue, St Peter Port, Guernsey GY1 4HP.
Citizenship: Nord Mentality Limited, formerly known as North Mentality Limited, is organized under the laws of Guernsey. Marco Dunand is a citizen of Switzerland.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The information contained on the cover pages to this Schedule 13G is incorporated by reference into this Item 4.

The ownership information presented below represents beneficial ownership of Common Stock of the Issuer as of December 31, 2024, based upon 13,909,942.27 shares of Common Stock outstanding as of December 31, 2024, as provided by the Issuer.

Nord Mentality Limited is the record holder of the shares of Common Stock reported herein. Marco Dunand is the sole stockholder of Nord Mentality Limited. As a result, Marco Dunand may be deemed to share beneficial ownership of the shares of Common Stock directly held by Nord Mentality Limited.
Percent of class: See Item 11 of each of the cover pages hereto.
Sole power to vote or to direct the vote: See Item 5 of each of the cover pages hereto.
Shared power to vote or to direct the vote: See Item 6 of each of the cover pages hereto.
Sole power to dispose or to direct the disposition: See Item 7 of each of the cover pages hereto.
Shared power to dispose or to direct the disposition: See Item 8 of each of the cover pages hereto.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
https://www.sec.gov/Archives/edgar/data/1950976/000149315224005912/ex99.htm

## Signatures
- Nord Mentality Limited, f/k/a North Mentality Limited: /s/ Patrick Burki, Patrick Burki, Director (02/11/2025)
- Marco Dunand: /s/ Marco Dunand, Marco Dunand (02/11/2025)